

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

Via E-mail
John P. Babel, Esq.
Executive Vice President, General Counsel and Secretary
Standard Pacific Corp.
15360 Barranca Parkway
Irvine, California 92618

> **Re:** **Standard Pacific Corp.**
> **Registration Statement on Form S-4**
> **Filed July 2, 2015**
> **File No. 333-205452**

Dear Mr. Babel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the company filed a Form 8-K on July 2, 2015 disclosing the company's entrance into an Amended and Restated Agreement and Plan of Merger with The Ryland Group, Inc. Please update the disclosure in your registration statement as necessary to reflect the revised terms and conditions of the merger agreement.

2.   Please supplementally provide us with copies of all materials prepared by J.P. Morgan Securities LLC and Lazard Frezes & Co. LLC and shared with the boards of Standard Pacific and Ryland and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards' respective decisions to approve the merger agreement and the transactions contemplated thereby.

3.   Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits

once they are filed, as well as related disclosure in the filing. Please understand that we will need adequate time to review these materials.

4.   Please limit the prospectus cover page to one page. See Item 501(b) of Regulation S-K.

5.   We note that you describe the transaction throughout your document as a "merger of equals." For example, please see your disclosure on pages 52-54. Please clarify the meaning of this term for your investors, and disclose your basis for characterizing the transaction in this way. Please explain, for example, how the transaction is a "merger of equals" when Standard Pacific and Ryland are each entitled to different termination fees of $75 million and $125 million, respectively.

Questions and Answers About the Merger and Special Meetings, page 1

General

6.   You currently repeat information in your Q&A and Summary sections, such as the material U.S. federal tax consequences. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Q: What is the value of the merger consideration?, page 2

7.   Please clarify here than no adjustment will be made to the exchange ratio as a result of any decrease in the trading price of Ryland or Standard Pacific common stock and that there is no right to terminate the transaction if the share prices fall below a specified amount. We note your risk factor on page 30.

Q: How does the Standard Pacific board of directors recommend that Standard Pacific stockholders vote?, page 6
Q: How does the Ryland board of directors recommend that Ryland stockholders vote?, page 6

8.   Please disclose here that all or some of the directors and executive officers may have interests in the transaction that are different from, or in addition to, those of the stockholders generally.

Q: What are the material U.S. federal income tax consequences of the merger to U.S. holders of Ryland common stock?, page 7

9.   We note your disclosure on page 110 under "Federal Income Tax Consequences of the Merger" that it is a condition to completion of the merger that tax opinions will be delivered to the effect that the merger "will" be treated as a reorganization within the

meaning of Section 368(a) of the Code and that a holder of Ryland common stock "will not recognize any gain or loss . . . ." Please delete the language on page 7 stating that the merger is "intended" to qualify as a reorganization within the meaning of Section 368(a) of the Code and that holders of Ryland common stock "generally will not recognize any gain or loss . . . ." Please provide a firm conclusion regarding the material federal tax consequences to investors.

Q: Who can help answer my questions?, page 9

10.   Please disclose Standard Pacific's proxy solicitor's contact information when available.

Summary, page 10

Interests of Standard Pacific Directors and Executive Officers in the Merger, page 13
Interests of Ryland Directors and Executive Officers in the Merger, page 14

11.   Please quantify the benefits that the directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 31.

Unaudited Comparative Per Share Data, page 27

12.   Please present historical dividends per share for Ryland as required by Item 3(f)(2) of Form S-4. Also, please clarify, if accurate, that pro forma and pro forma equivalent dividends per share are not presented since Standard Pacific did not declare historical dividends during the periods presented.

Risk Factors, page 28

Standard Pacific and Ryland will be subject to various uncertainties and contractual restrictions . . ., page 28

13.   We note your disclosure that "[s]everal law firms recently announced that they are investigating whether the Ryland board of directors breached its fiduciary duties before agreeing to the merger . . . ." Please update your disclosure to the extent any material developments regarding these pending investigations and/or potential lawsuits develop prior to effectiveness.

The Merger, page 50
Background of the Merger, page 50

14.   Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure

should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

15. We note your disclosure on page 52 that "Messrs. Stowell and McCall provided detailed information about the potential strategic and financial benefits" of a "combination with Ryland." Please revise your disclosure to briefly discuss some of the specific strategic and financial benefits that were detailed by Messrs. Stowell and McCall. We note similar disclosure of "potential strategic and financial benefits" by Mr. Nicholson on page 52. Please similarly revise such disclosure to provide additional detail.

16. We note your disclosure on page 52 that Mr. Nicholson "led a lengthy discussion and reviewed in considerable detail other homebuilding companies that could be considered for a possible combination with Ryland, including the viability of each possible combination." Please revise your disclosure to briefly discuss why such other possible combinations were not deemed viable and/or reasons why such other possible combinations were not pursued in favor of the combination with Standard Pacific.

17. We note your disclosure on page 54 that "Lazard presented an overview of both Standard Pacific's and Ryland's financial results and a financial analysis of the proposed business combination." Please supplementally tell us what consideration you gave to including Lazard's financial analysis as part of your registration statement.

18. We note your disclosure on page 55 that "the Standard Pacific board of directors discussed the reasons for and against the potential business combination with Ryland." Please briefly disclose here some of the reasons for and against the potential business combination that were discussed.

19. We note your disclosure on page 56 that the "Ryland board also approved and adopted an amendment to Ryland's bylaws to provide" an exclusive forum provision. Please briefly discuss here the timing and reasons why the Ryland board approved and adopted such amendment, in light of the expected entrance into the merger agreement. We note your disclosure on page 70.

Standard Pacific's Reasons for the Merger. . ., page 57

20. We note your disclosure regarding "the expectation that the Surviving Corporation would have a strong balance sheet . . . ." Please revise your disclosure to provide additional clarification as to the meaning of a "strong balance sheet."

Opinion of Standard Pacific's Financial Advisor, page 60

Opinion of J.P. Morgan, page 60

21.   We note disclosure on page 61 that J.P. Morgan compared the financial and operating
        performance of Standard Pacific and Ryland with publicly available information
        "concerning certain other companies J.P. Morgan deemed relevant" and reviewed
        historical market prices of "certain other companies." Please list the names of the "other
        companies" used in J.P. Morgan's comparison and why such other companies were
        "deemed relevant."

Public Trading Multiples Analysis, page 63

22.   Please further clarify the methodology and criteria used in selecting these companies
        deemed "sufficiently analogous" to Standard Pacific and Ryland.

Miscellaneous, page 66

23.   We note your disclosure on page 67 that "J.P. Morgan may also receive an additional fee
        from Standard Pacific upon closing of the proposed merger agreement at the discretion of
        Standard Pacific." Please expand your discussion to clarify the purpose of this additional
        fee, the potential total amount of this additional fee, and what factors will be considered
        by the board in determining whether the fee shall be awarded. Please supplementally
        provide a copy of the J.P. Morgan engagement letter.

Opinion of Ryland's Financial Advisor, page 72

Opinion of Lazard, page 72

Selected Comparable Companies Analysis, page 75

24.   We note that Lazard performed a Selected Comparable Companies Analysis. Please
        revise your disclosure in this section to disclose whether any of companies with
        "comparable market capitalizations, asset portfolios and similar business strategies" to
        both Ryland and Standard Pacific were excluded from the analysis and the reasons for
        doing so.

Other Analysis, page 77

Analyst Price Targets, page 78

25.   Please specify, if applicable, that the observed price targets of "$8.50 to $10.00 for
        Standard Pacific" do not give effect to the 1:5 reverse stock split.

Selected Precedent Transactions Analysis, page 78

26.   Please disclose the size of each transaction in the table on page 79.

Miscellaneous, page 79

27.   We note your disclosure on page 79 that "Ryland may pay Lazard an additional fee in an amount to be determined by Ryland in its sole and absolute discretion upon the closing of the merger." Please expand your discussion to clarify the purpose of this additional fee, the potential total amount of this additional fee, and what factors will be considered by the board in determining whether the fee shall be awarded. Please supplementally provide a copy of the Lazard engagement letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 110

28.   We note that you have provided a short-form tax opinion and Exhibits 8.1 and Exhibit 8.2 confirm the opinions of each law firm, respectively. Please revise the first sentence of your disclosure to clearly state that the opinion set forth in the prospectus is the opinion of counsel and not merely a summary of the material U.S. federal income tax consequences of the merger.

Standard Pacific and Ryland Unaudited Pro Forma Condensed Combined Financial Statements, page 115

Unaudited Pro Forma Condensed Combined Statement of Operations …, pages 118 and 119

29.   Please include a footnote that demonstrates how you determined the pro forma adjustments to basic and diluted weighted average common shares outstanding for both the three months ended March 31, 2015 and the year ended December 31, 2014.

30.   Since the historical diluted earnings per share calculations for both Standard Pacific and Ryland include adjustments to the numerators, please include a footnote that demonstrates how basic and diluted earnings per share were calculated on a pro forma basis for the three months ended March 31, 2015 and the year ended December 31, 2014.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 120

Note 1. Basis of Presentation, page 120

31.   Please explain to us your basis for not including any amounts related to adjustments (a) and (b) in the pro forma statements of operations.

32.   Please revise your discussion of adjustment (g) to quantify the amount or range of change in control cash payments and estimated expenses for accelerated equity awards that you

have not included in the pro forma financial statements. Also, please address your basis for not including any related amount in the pro forma balance sheet.

33.   Please revise your discussion of adjustment (h) to address your basis for not including any related amount in the pro forma balance sheet.

34.   Please revise your discussion of adjustment (m) to disclose the effective tax rate used to determine the provisions, including your basis for that rate.

Note 2. Preliminary Purchase Price, page 124

35.   We note that you exclude Ryland's noncontrolling interest from the book value of net assets acquired to determine the adjusted book value of net tangible assets acquired. Please tell us what consideration you gave to measuring Ryland's noncontrolling interest at its acquisition date fair value in accordance with ASC 805-20-30-1.

Note 3. Reclassifications on the Pro Forma Balance Sheet and Pro Forma Statement of Operations, page 125

36.   It appears that certain reclassification adjustments for cost of home sales and cost of land sales for the year ended December 31, 2014 may be mislabeled. For example, it appears the $1.4 million adjustment to increase cost of home sales should reference adjustment (e) and the $9.3 million adjustment to increase cost of land sales should reference adjustment (d). Please revise as appropriate.

Comparative Stock Prices and Dividends, page 129

37.   Please present the disclosures required by Item 3(g) of Form S-4.

Where You Can Find More Information, page 183

38.   Please specifically incorporate by reference any other applicable Exchange Act reports filed by Ryland and Standard Pacific after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

Item 22. Undertakings, page II-4

39.   Please revise to include the applicable undertakings required under Item 512(a)(5) and (a)(6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Robb L. Tretter, Ropes & Gray LLP (*via e-mail*)